               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*

                TCI SATELLITE ENTERTAINMENT, INC.
                        (Name of Issuer)

             Series A Common Stock, $1.00 par value
             Series B Common Stock, $1.00 par value
             --------------------------------------
                (Title of Classes of Securities)

               Series A Common Stock    872298104
               Series B Common Stock    872298203
               ----------------------------------
                         (CUSIP Numbers)

                     Estate of Bob Magness
           Donne F. Fisher, Co-Personal Representative
Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 26, 1996
                        -----------------
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b) (3) or (4), check the following box: [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                  Exhibit Index is on Page  8

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          (1)  Names  of  Reporting  Persons  S.S.  or   I.R.S.
               Identification Nos. of Above Persons

               Estate of Bob Magness
               84-6300975

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          (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)  [ ]
                                                  (b)  [ ]

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          (3)  SEC Use Only

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          (4)  Source of Funds
               OO

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          (5)  Check if Disclosure of Legal Proceedings is Required
               Pursuant to Items 2(d) or 2(e)
                                                [ ]

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          (6)  Citizenship or Place of Organization
               U.S.

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 Number of     (7)  Sole  Voting Power        562,965 Shares  of
                                               Series A*
                                              3,713,208 Shares of
                                               Series B**
Shares Bene-        ---------------------------------------------
  ficially     (8)  Shared Voting Power       0 Shares
 Owned by           ---------------------------------------------
Each Report-   (9)  Sole Dispositive Power    562,965 Shares of
                                               Series A*
                                              3,713,208 Shares of
                                               Series B**
ing Person          ---------------------------------------------
   With       (10)  Shared Dispositive Power  0 Shares

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          (11)  Aggregate   Amount  Beneficially  Owned  by  Each
                Reporting Person

                     562,965 Shares of Series A*
                     3,713,208 Shares of Series B**

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          (12) Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares            [  ] **

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          (13) Percent of Class Represented by Amount in Row (11)

                    Series A Common Stock         <1%
                    Series B Common Stock         43.9%

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          (14) Type of Reporting Person

                    OO
_____________________________
*Including the 152,432 shares to be beneficially owned by the Estate, 210,533 shares to be beneficially owned by the Estate of Betsy Magness, and the additional 200,000 shares the Estate would acquire upon the exercise of stock options granted in tandem with stock appreciation rights, but does not include shares of Series
A Common Stock issuable upon conversion of shares of Series B Common Stock. (See Items 3 and 5). Due to the death of Mr. Magness, Mr. Kim Magness may become the personal representative of the Estate of Betsy Magness. See Item 5 for information on the possible change in beneficial ownership of the shares to be owned by the Estate of Betsy Magness.
**Including the 3,078,587 shares of Series B Common Stock to be beneficially owned by the Estate and 634,621 shares to be beneficially owned by the Estate of Betsy Magness. Due to the death of Mr. Magness, Mr. Kim Magness may become the personal representative of the Estate of Betsy Magness. See Item 5 for information on the possible change in beneficial ownership of the shares to be owned by the Estate of Betsy Mangess.

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                       (Amendment No. __)

                          Statement of

                     ESTATE OF BOB MAGNESS

                Pursuant to Section 13(d) of the
                 Securities Exchange Act of 1934

                          in respect of

                TCI SATELLITE ENTERTAINMENT, INC.
                  (Commission File No. 0-21317)

ITEM 1.   Security and Issuer
          -------------------

           This Statement on Schedule 13D relates to the Series A Common Stock, par value $1.00 per share (the "Series A Stock"), and the Series B Common Stock, par value $1.00 per share (the "Series B Stock" and together with the Series A Stock, the "Issuer Common Stock"), of TCI Satellite Entertainment, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8085 South Chester, Suite 300, Englewood, Colorado 80112.

ITEM 2.   Identity and Background
          -----------------------

           The reporting person is the Estate of Bob Magness (the "Estate"), whose business address is Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111. Mr. Magness passed away on November 15, 1996, and on November 26, 1996, Donne F. Fisher and Daniel Ritchie were appointed co-personal representatives of his Estate pursuant to the laws of the State of Colorado.

           During the last five years prior to his death, Mr. Magness had not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and had not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Magness was a citizen, and the co-personal representatives are citizens, of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

           On or about November 15, 1996, the Board of Directors of Tele-Communications, Inc. ("TCI") declared a distribution (the "Distribution") by TCI to holders of its TCI Common Stock (as defined below) of shares of the Series A Stock and shares of the Series B Stock of the Issuer. The Distribution will occur on or about December 4, 1996, and will be made as a dividend to holders of record at the close of business on November 12, 1996 (the "Record Date"), of shares of TCI Series A TCI Group Common Stock, par value $1.00 per share (the "TCI Series A Stock"), and shares of TCI Series B TCI Group Common Stock, par value $1.00 per share (the "TCI Series B Stock", and together with the TCI Series A Stock, the "TCI Common Stock"). Holders of record on the Record Date will receive one share of Series A Stock for each 10 shares of TCI Series A Stock and one share of Series B Stock for each 10 shares of TCI Series B Stock held by such holders on the Record Date. Both series of the Issuer Common Stock are identical in all respects, except
(i) each share of Series B Stock has ten votes and each share of Series A Stock has one vote on all matters to be voted upon by holders of the Issuer Common Stock and (ii) each share of Series B Stock is convertible, at the option of the holder, into one share of Series A Stock. The shares of Series A Stock are not convertible into shares of Series B Stock.

           In connection with the Distribution, the TCI committee that administers the stock option plans of TCI has made certain adjustments to the outstanding TCI options and stock appreciation rights in accordance with the anti-dilution provisions of the respective stock option plans. Based on these adjustments, immediately prior to the Distribution, each TCI option will be divided into two separate options, such that the holder thereof will be granted an additional option to purchase Series A Stock exercisable for the number of shares of Series A Stock that would have been issued in the Distribution in respect of the shares of
TCI   Series  A  Stock  subject  to  said TCI options, if the TCI option had been exercised prior to the Record Date. The same adjustment will be made to the distribution of stock appreciation rights with respect to shares of Series A Stock based on TCI
stock   appreciation  rights   held   as  of   the  Record  Date.
Notwithstanding the right to receive  shares of Series  A  Stock,
the  above-described   adjustment  to  the  options   and   stock
appreciation rights is made by TCI and not by the Issuer. As a result, TCI and the Issuer have entered into an agreement concerning the issuance of shares of Series A Stock upon exercise of the options and stock appreciation rights with respect thereto.

           The foregoing summary of the Distribution is qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Information Statement filed by TCI on September 6, 1996 (the "Information Statement"), as part of a Registration Statement on Form 10 (0-21317), as amended, and granted final clearance by the Securities and Exchange Commission on November 15, 1996. The Registration Statement and Information Statement are incorporated herein by reference and are filed herewith as Exhibit A.

           As of April 30, 1996, Mr. Magness owned 5,629,650 shares of TCI Series A Stock, which includes 2,105,332 shares of TCI Series A Stock held by the Estate of Betsy Magness to which Mr. Magness acted as executor, and 2,000,000 shares of TCI Series A Stock subject to an option granted in tandem with stock appreciation rights. In addition, Mr. Magness beneficially owned 37,132,076 shares of TCI Series B Stock, which includes 6,346,212 shares of TCI Series B Stock held by the Estate of Betsy Magness.

           Upon the Distribution, the Estate will receive 562,965 shares of Series A Stock, including 210,533 shares to be held by the Estate of Betsy Magness and assuming exercise in full of stock options granted in tandem with stock appreciation rights to acquire 200,000 shares of Series A Stock, and 3,713,208 shares of Series B Stock, including 634,521 shares of Series B Stock to be received by the Estate of Betsy Magness in the Distribution. The Estate will not pay any consideration in connection with the Issuer Common Stock to be received in the Distribution.
In addition, the Distribution will not affect the number of shares of TCI Common Stock beneficially held by the Estate.

            Notwithstanding the inclusion of the shares to be held by the Estate of Betsy Magness, the beneficial ownership of such shares may have been transferred to other beneficiaries as a result of the death of Mr. Magness pursuant to the terms of the Will of Betsy Magness. Further, Mr. Kim Magness is designated as the successor personal representative for the Estate of Betsy Magness as a result of the death of Bob Magness, subject to court appointment.

ITEM 4.   Purpose of Transaction
          ----------------------

          Except as provided in the Distribution, the Estate does not otherwise have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary
corporate  transaction,   such  as
a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

          Notwithstanding the foregoing, the Estate may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, the Estate will take into consideration various factors, such as the Estate's financial and tax situation, the Estate's obligations to the beneficiaries thereof, the Issuer's business and prospects, other developments concerning the Issuer, and general economic and stock market conditions, including, but not limited to, the market price of the Issuer Common Stock. The Estate reserves the right, depending on other relevant factors, to acquire additional shares of the Issuer Common Stock in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Issuer Common Stock or to change its intentions with respect to any or all of the matters referred to in this Item.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) As described in Item 3 above, the Estate will beneficially own 562,965 shares of the Series A Stock. Of the 562,965 shares to be beneficially owned, 152,432 shares will be owned of record, 210,533 shares will be owned of record by the Estate of Betsy Magness to which Mr. Magness was the executor, and an additional 200,000 shares may be acquired upon the
exercise   of  stock  options  granted   in   tandem  with  stock
appreciation rights.  In  addition,  the Estate will beneficially
own 3,713,208 shares of the Series B  Stock.   Of  the  3,713,208
shares to be beneficially owned, 3,078,587 shares will be owned of record and the remaining 634,621 shares will be owned of
record   by  the Estate  of  Betsy  Magness.  Notwithstanding the
inclusion of the shares to be held by the Estate of Betsy Magness, the beneficial ownership of such shares may have been transferred to other beneficiaries as a result of the death of Mr. Magness pursuant to the terms of the Will of Betsy Magness. Further, Mr. Kim Magness is designated as the successor personal representative for the Estate of Betsy Magness as a result of the death of Bob Magness, subject to court appointment.

           The Issuer has informed the Estate that based on the number of shares of TCI Common Stock outstanding as of April 30, 1996, and assuming such shares remain outstanding immediately prior to the Distribution, the Issuer will have outstanding as of the Distribution 58,336,191 shares of Series A Stock and 8,468,163 shares of Series B Stock. Such amounts do not include shares of Series A Stock issuable upon conversion of shares of the Series B Stock. Based on such amounts, the 562,965 shares of Series A Stock to be beneficially owned by the Estate will represent less than one percent of the outstanding Series A Stock, and the 3,713,208 shares of Series B Stock to be beneficially owned by the Estate will represent 43.9% of the outstanding Series B Stock. The percent of Series A Stock assumes exercise in full of stock options granted in tandem with stock appreciation rights to acquire shares of Series A Stock. In addition, the percent of Series A Stock and the percent of Series B Stock assume the inclusion of the shares to be held by the Estate of Betsy Magness.

          (b) Except as otherwise stated with respect to the shares owned by the Estate of Betsy Magness, the Estate will have the sole power to vote or to direct the voting of their respective shares of the Issuer Common Stock that it will own, and will have the sole power to dispose of, or to direct the disposition of, all such shares.

          (c) Except for the Issuer Common Stock received in the Distribution, the Estate has not executed transactions in the Issuer Common Stock during the past sixty (60) days.

          (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock to be owned by the Estate.

          (e)  Not applicable.

ITEM  6.  Contracts, Arrangements, Understandings or Relationships
          --------------------------------------------------------
          with Respect to Securities of the Issuer
          ----------------------------------------

            There   are  presently  no  contracts,  arrangements,
understandings or relationships among the Estate and other persons with respect to the Issuer Common Stock.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

           (A) Information Statement on Form 10, filed by TCI on September 6, 1996, and thereafter amended and granted final clearance by the Securities & Exchange Commission on November 15, 1996, under Commission File No. 0-21317, which is hereby incorporated by this reference.

                            SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, on behalf of the Estate of Bob Magness, I certify that the information set forth in this Statement is true, complete and correct.


December 4, 1996                  THE ESTATE OF BOB MAGNESS


                                   By:/s/_______________________
                                      Donne F. Fisher
                                      Co-Personal Representative

                          EXHIBIT INDEX
                          -------------

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EXHIBIT                 EXHIBIT                             PAGE
NUMBER
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7(A)     Information Statement on Form 10, filed by  TCI     --
         on September 6, 1996, and thereafter amended and granted final clearance by the Securities and Exchange Commission on November 15, 1996, under
         Commission File No. 0-21317, which is hereby incorporated by this reference.

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                                8